Calfee, Halter & Griswold LLP
Attorneys at Law

jjenkins@calfee.com	1400 KeyBank Center
216.622.8507 Direct	800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 Phone
216.241.0816 Fax
www.calfee.com
February 12, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny
Special Counsel

	Re:	LNB Bancorp, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
File No. 000-13203
Ladies and Gentlemen:
On behalf of LNB Bancorp, Inc. (“LNB” or the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-captioned Preliminary Proxy Statement (“Amendment No. 1”). Amendment No. 1 has been marked to indicate the changes to the Preliminary Proxy Statement in accordance with the provisions of Rule 310 of Regulation S-T.
This letter also responds to your comments on the Preliminary Proxy Statement which were issued in your letter dated February 8, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 1. References to page numbers of the Preliminary Proxy Statement in LNB’s responses to the comments refer to the marked copy of the revised Preliminary Proxy Statement included in Amendment No. 1.
Cover Page
SEC Comment #1:
We note your disclosure that the proposals to be acted upon at the special meeting correspond to previous materials delivered by the insurgents and not the proposals listed in the insurgents’ preliminary proxy statement filed on January 31, 2008. Please provide supplementally us a detailed description of the various laws and regulations upon which

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

you have based your analysis in this respect. In your response, please address the fact that while you refer to the proposals identified in the insurgents’ solicitation statement (dated November 2007), that statement also included language to the effect that the insurgents reserved their rights to modify their proposals.
Response:
LNB has called the special meeting of shareholders for the purposes of acting on the proposals referenced in AMG’s letter to LNB dated January 23, 2008 and described in AMG’s solicitation statement dated November 5, 2007, and not the proposals described in AMG’s preliminary proxy statement filed on January 31, 2008, based on LNB’s analysis of the requirements of, and its obligations under, Ohio law and LNB’s code of regulations.
Article II, Section 2(a) of LNB’s code of regulations provides that special meetings of the shareholders may be called by the registered holders of at least 25% of LNB’s shares “through a written request delivered either in person or by registered United States mail to the President or the Secretary of the corporation.” Section 1701.41(B) of the Ohio General Corporation Law and Article II, Section 4(a) of LNB’s code of regulations provide that upon request in writing delivered by any persons entitled to call a special meeting of shareholders, the President or Secretary of the corporation shall prepare written notice stating the date, time, place and purpose(s) of the special meeting. When, in its letter dated January 23, 2008, AMG formally requested LNB to hold the special meeting, AMG asked for the special meeting to be held for the purpose of voting “upon the proposals described in [its] solicitation statement to call a special meeting of shareholders dated November 5, 2007.” That is precisely what LNB did within the 15 day period specified under Section 1701.41(B) of the Ohio statute.
Based on the proposals described in its preliminary proxy statement filed on January 31, 2008, now, AMG apparently has determined it would like to take a different path and hold the meeting for the purpose of voting on different proposals. LNB respectfully submits, however, that it is under no obligation to facilitate AMG’s change in approach. AMG formally requested a meeting and specifically referenced exactly what it wanted to have shareholders act upon at that meeting. LNB called a special meeting for the purposes specified by AMG and, as required by law and by LNB’s code of regulations, set forth those purposes in its notice of the special meeting. LNB believes and respectfully submits that AMG received exactly what it requested, and LNB has no obligation to do anything else: a shareholders meeting has been validly called for the purposes set forth in AMG’s request letter.
LNB acknowledges that AMG’s solicitation statement included language to the effect that AMG reserved its rights to modify its proposals. In order to appropriately call the special meeting for any modified proposals, however, AMG should have specified those proposals in its formal written request to call the special meeting. AMG did not do this. Instead, AMG specifically requested that the special meeting to be held for the purpose of voting “upon the proposals described in [its] solicitation statement to call a special meeting of shareholders dated November 5, 2007.” Again, LNB respectfully submits that it has no obligation to call the meeting for any purposes other than those specifically requested by AMG in its written request to call a special meeting dated January 23, 2008.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

SEC Comment #2:
On a related note, please address supplementally, with a view toward disclosure, the potential disenfranchisement of your security holders if they use your proxy card, in which the proposals are different than in the insurgents’ proxy card.
Response:
LNB does not believe that its shareholders will be disenfranchised if they use LNB’s proxy card to vote at the special meeting. LNB has validly called a shareholders meeting for the purposes of voting on the proposals set forth in the notice of special meeting sent to shareholders on February 5, 2008, and the only proposals that will be acted upon at the special meeting are those set forth in the notice and reflected on LNB’s proxy card. A shareholder using LNB’s proxy card will not be disenfranchised, as the shareholder will be voting on those proposals that will actually be acted upon at the special meeting.
Supplemental Notice
SEC Comment #3:
Please tell us your basis for limiting the portion of proposal 3 relating to any newly appointed or elected directors to February 5, 2008.
Response:
Proposal 3 is a proposal to remove without cause all of LNB’s incumbent directors, other than Daniel P. Batista, J. Martin Erbaugh and Lee C. Howley, and any other person elected or appointed to the LNB Board of Directors by the Board of Directors since February 5, 2008. LNB specified February 5, 2008 as the relevant date for that portion of the proposal, as that date is the date of LNB’s notice of the special meeting that was mailed to all shareholders. On February 5, 2008, LNB’s Board of Directors was comprised of the 13 individuals named in Proposal 3, so it stands to reason that AMG’s proposal to remove LNB’s incumbent directors is intended to include any director elected or appointed to the LNB Board of Directors by the Board of Directors after that date.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Questions and Answers, page 2
SEC Comment #4:
We note in the response to the second question that you state in “the event that Proposal 3 is not passed, no vote will be taken on Proposal 4.” Given that proposal 3 is for the removal of 10 directors and that security holders can vote as to each one individual, please revise to explain the specific circumstances in which no vote will be taken on proposal 4. Do you mean to state that if no directors are removed under proposal 3, then no vote will be taken on proposal 4? Please revise here and, as applicable, throughout the proxy statement.
Response:
LNB has revised the preliminary proxy statement to clarify the specific circumstances in which no vote will be taken on Proposal 4. A vote will be taken on Proposal 4 only to the extent that shareholders vote to remove incumbent directors pursuant to Proposal 3. If shareholders approve the removal of some, but not all of the incumbent directors listed in Proposal 3, a vote will be taken on Proposal 4 for the election of AMG’s nominees in the following order until all of the vacancies created by the removal of the incumbent directors pursuant to Proposal 3 are filled: Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith.
SEC Comment #5:
On a related note, please clarify the effect of the interaction among proposals 2, 3 and 4. For example, if the board size is reduced pursuant to proposal 2, what effect will it have on proposals 3 and 4? If one or two directors are removed, what effect will that have on proposal 4?
Response:
LNB has revised the preliminary proxy statement to clarify the interaction among Proposals 2, 3 and 4. If the board size is reduced pursuant to Proposal 2, it will have no effect on Proposals 3 and 4, as the reduction in board size will occur pro rata over the course of the remaining terms of the previously-elected classified board members. If one or two directors are removed pursuant to Proposal 3, a vote will be taken pursuant to Proposal 4 on the election of one or two of AMG’s nominees, as the case may be.
SEC Comment #6:
Please clarify the response to “What constitutes a quorum?”

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Response:
The response to “What constitutes a quorum?” has been revised in response to this comment.
Proposal No. 1, page 5
SEC Comment #7:
Disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company. Please refer to Instruction 2 to Item 19 of Schedule 14A in revising your disclosure. Please also apply this comment to proposal No. 2.
Response:
LNB has revised Proposal 1 and Proposal 2 in the preliminary proxy statement in response to this comment.
Proposal No. 3, page 7
SEC Comment #8:
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples:
•	Your statement that the prospects for the company’s business are improving and the growth initiatives undertaken are working. In this respect, please describe briefly the “long-term initiatives” LNB has undertaken and the areas in which LNB has made investments to provide better growth prospects.

•	The disclosure in the last sentence of the first full paragraph and the first sentence in the second full paragraph, each on page 8.

•	Your disclosure that you have had progress in your “ability to effectively manage credit quality and leverage [y]our acquisition of Morgan Bank.”

•	The disclosure in the fourth, fifth and seventh bullet point at the bottom of page 8.

•	Your statement on page 10 that AMG’s actions could create uncertainty among your employees such that key employees might leave LNB.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Response:
LNB has revised the preliminary proxy statement to clarify assertions of opinion and belief. LNB submits that it has a reasonable basis for each of the opinions and beliefs expressed in the preliminary proxy statement. For convenience of reference, LNB’s responses to the staff’s specific concerns appear immediately following each of the staff’s comments, which are reproduced below:
•	Your statement that the prospects for the company’s business are improving and the growth initiatives undertaken are working. In this respect, please describe briefly the “long-term initiatives” LNB has undertaken and the areas which LNB has made investments to provide better growth prospects.

The primary reason that LNB believes that its business is improving and that its growth initiatives are working is the significant improvement in its financial results achieved during the third and fourth quarters of 2007. Net income for the third quarter was $1,673,000 or $0.23 per diluted share, up from net income of $1,419,000 or $0.22 per diluted share, for the third quarter of 2006. Net income for the fourth quarter was $1,668,000 or $0.23 per diluted share, up from net income of $918,000 or $0.14 per diluted share, for the fourth quarter of 2006. LNB’s asset quality also improved during the third and fourth quarters. The provision for loan losses was $441,000 for the third quarter, down from $600,000 for the third quarter of 2006, and was $578,000 in the fourth quarter, down from $787,000 in the fourth quarter of 2006. Annualized net charge-offs were 0.32 percent of average loans for the third quarter compared to 0.57 percent for the third quarter of 2006, and remained relatively steady at 0.38 percent of average loans for the fourth quarter of 2007. Non-performing assets to total assets were 1.26 percent at December 31, 2007 as compared to 1.37 percent at September 30, 2007, 1.54 percent at June 30, 2007 and 2.08 percent at March 31, 2007.

The long-term growth initiatives undertaken by LNB as part of its strategy are disclosed in the preliminary proxy statement and were significant contributors to this improvement. Take the Morgan Bank acquisition, for example. Noninterest income was $3.0 million for the third quarter of 2007, an increase of $551,000, or 22.5 percent, compared to the third quarter of 2006. Noninterest income was $3.1 million for the fourth quarter of 2007, an increase of $273,000, or 9.75 percent, compared to the fourth quarter of 2006. The increase in both quarters was largely from net gains recorded on the sale of indirect loans and mortgage loans to the secondary market. LNB retains the servicing rights for these loans. The sale of high quality indirect loans was a primary activity of Morgan Bank prior to its acquisition by LNB during the second quarter of 2007, and was continued by LNB.

As noted in the preliminary proxy statement, LNB has also experienced market share gains in Lorain County, and its new banking offices in Elyria, Ohio and North Ridgeville, Ohio have met expectations with good core deposit and loan growth. The new Elyria

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

office has nearly $3 million in loans and $9 million in deposits since opening in January 2007. The North Ridgeville office has been open for about a year, and has about $7 million in loans and $7 million in deposits.
LNB submits that its improved results, the significant revenue contributions resulting from investments made over the last 20 months, and its market share gains all support its contention that its prospects are improving and that its growth initiatives are working, and that the current disclosure in the preliminary proxy statement appropriately sets forth the basis for that contention.
•	The disclosure in the last sentence of the first full paragraph and the first sentence in the second full paragraph, each on page 8.

In making the statement that “most banks in the area are recognizing much larger losses and credit quality issues in 2007,” LNB reviewed relevant data for midwest banks between $850 million and $1.25 billion in total assets. LNB also reviewed data for banks and thrifts in Northeast Ohio in the area codes 216, 440 and 330, which are the area codes for the Northeast Ohio markets in which LNB operates.

In the $850 million — $1.25 billion group the asset quality trends are:

	NPA/Assets	NPL/Loans
1st Qtr	.90%	.96%
2nd Qtr	1.00	1.13
3rd Qtr	1.70	1.52
4th Qtr	1.78	1.62
2nd-3rd Qtr Chg	+10.8%	+17.0%
3rd-4th Qtr Chg	+4.7	+6.7
LNB (2nd-3rd Qtr Chg)	-10.5	-16.7
LNB (3rd-4th Qtr Chg)	-8.0	-4.0
In the Northeast Ohio group the asset quality trends are:

	NPA/Assets	NPL/Loans
1st Qtr	1.29%	1.39%
2nd Qtr	1.47	1.55
3rd Qtr	1.52	1.60
4th Qtr	1.70	1.80
2nd-3rd Qtr Chg	+14.1%	+11.8%
3rd-4th Qtr Chg	+11.8	+12.5
LNB (2nd-3rd Qtr Chg)	-10.5	-16.7
LNB (3rd-4th Qtr Chg)	-8.0	-4.0

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

As the foregoing indicates, the asset quality trends were not positive in the third and fourth quarters for banks in the midwest or in LNB’s market, but LNB’s asset quality actually improved during these periods.
The foregoing information also supports LNB’s statement that it “has seen progress in asset quality in the second half of 2007 resulting from changes in management, underwriting and focus.” This progress is further evidenced by the fact that LNB’s non-performing loans in the fourth quarter of 2007 declined $2 million, or 15.5 percent, from the fourth quarter of 2006. During 2007, LNB hired a new chief credit officer and LNB’s management made the improvement of LNB’s asset and credit quality a primary focus of its business, an approach that LNB believes is resulting in the progress that has been noted in the preliminary proxy statement.
•	Your disclosure that you have had progress in your “ability to effectively manage credit quality and leverage [y]our acquisition of Morgan Bank.”

LNB believes that its ability to effectively manage credit quality has progressed, and bases this belief on the results that are described above in our responses to the preceding comments. LNB’s asset quality actually improved during the third and fourth quarters of 2007, a period in which most banks in Northeast Ohio were experiencing downward trends in asset quality. In addition, in the fourth quarter of 2007, LNB’s non-performing loans declined 15.5 percent as compared to the fourth quarter of 2006. LNB believes this decline is primarily the result of its progress in managing credit quality.

LNB also believes that it made progress in leveraging its acquisition of Morgan Bank during 2007. Following the acquisition, LNB provided the Morgan Bank branches with the capability to make mortgage loans, as well as broader and more diverse commercial banking capabilities, which are capabilities that Morgan Bank did not have prior to the acquisition. The acquisition has allowed LNB to make mortgage loans and provide commercial banking services to a community of consumers that LNB would not otherwise have been able to access. LNB’s progress in this regard is shown by the fact that it generated over $6 million in new commercial loans through its Morgan Bank offices during the period following the acquisition through December 31, 2007, and by the fact that LNB was able to recognize approximately $1.8 million in cost savings as of December 31, 2007 after completing its technology conversion in which the operations of LNB and Morgan Bank were integrated following the acquisition.

•	The disclosure in the fourth, fifth and seventh bullet point at the bottom of page 8.

As noted in the preliminary proxy statement, LNB operates in a region where economic growth has lagged national averages, and also faces the additional challenges arising out of the fallout from the sub-prime mortgage crisis. In this environment, LNB’s ability to generate new residential and commercial loans has been impacted by tightened credit

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

standards. Notwithstanding these disadvantages, during 2007 LNB has been able to generate solid commercial loan growth, which has contributed to increases in LNB’s net interest income, has experienced improvement in asset quality during a period in which the asset quality of most banks in Northeast Ohio were deteriorating, has seen a decline in its level of non-performing loans, and has not experienced a significant increase in charge-offs or delinquencies in its HELOC and consumer loan portfolios. In light of these factors, LNB believes that the fact that its mortgage loan and home equity businesses have shown growth, while at the same time improvements have been made in LNB’s asset quality, is evidence that those businesses are performing well.
As noted above, LNB recognized approximately $1.8 million in cost savings as of December 31, 2007 after completing its technology conversion in which the operations of LNB and Morgan Bank were integrated following the acquisition. The acquisition of Morgan Bank has also positively impacted LNB’s scale by contributing approximately $93.1 million in loans and $101.9 million in deposits to LNB.
LNB believes that the investments that it has made in people, technology and facilities over the past 20 months, including its acquisition of Morgan Bank, its opening of new banking offices in Lorain County and a new business development office in Cuyahoga County, its augmentation of its treasury management and mortgage loan capabilities, and its hiring of new management team members continues to benefit LNB. This is based on the financial results that have been described in the responses above, including the decline in non performing loans and the over 50% increase in earnings experienced by LNB in the second half of 2007 as compared to the first half of the year.
•	Your statement on page 10 that AMG’s actions could create uncertainty among your employees such that key employees might leave LNB.

Since the commencement of the proxy solicitation process initiated by AMG, LNB’s management team has been faced with a constant stream of questions from its employees regarding the process and what effect it may have on them. As the process has continued, these questions have become more frequent and widespread among LNB’s employee base. In raising these questions, LNB’s employees have expressed concern over the future of LNB and security of their employment in the event that AMG is successful in obtaining approval of its proposals. The simple fact is that management does not know what the future holds for LNB or its employees if AMG is successful, particularly because AMG has not indicated what it intends to do to change LNB’s business. In light of this uncertainty, some of LNB’s employees have sought employment elsewhere and certain key employees have indicated that they are considering whether to pursue other opportunities. LNB believes that AMG’s actions may ultimately prompt these key employees to leave LNB for other employment opportunities.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Proposal No, 4, page 10
SEC Comment #9:
Please revise your disclosure to explain why the “uncertainty and instability that could be created through AMG’s actions would be particularly exacerbated during a period of significant economic turmoil and tremendous uncertainty...” (emphasis added).
Response:
LNB has revised the preliminary proxy statement in response to this comment.
SEC Comment #10:
Refer to the fourth full paragraph of page 10. Please clarify that AMG has not made any statements relating to the independence of LNB, LNB’s offering of products and services, or LNB’s customers having to establish new banking relationships in the near future.
Response:
LNB has revised the preliminary proxy statement in response to this comment.
SEC Comment #11:
Refer to your discussion of the potential costs triggered by the election of AMG’s nominees to a smaller board of directors. Please quantify the severance payments due each officer and clarify whether any severance payment would be due to these officers following their non-cause termination, whether or not there is a change of the control. Also, with respect to options and stock appreciation rights, both for your named officers and for all of the company’s grantees, quantify the number of shares issuable and disclose whether those options and rights are in the money or out of the money.
Response:
LNB has revised the preliminary proxy statement in response to this comment.
Proposal No. 5, page 11
SEC Comment #12:
Please expand your disclosure to explain why proposals 5 and 6 “will not promote the best interests of LNB and its shareholders.”

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Response:
LNB has revised Proposal 5 and Proposal 6 in the preliminary proxy statement in response to this comment.
Ownership of Voting Shares, page 13
SEC Comment #13:
Please revise the footnotes on pages 13-14 to disclose the names of the beneficial owners of shares listed on the preceding tables.
Response:
LNB has revised the preliminary proxy statement in response to this comment.
Participants in the Proxy Solicitation, page 14
SEC Comment #14:
Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.
Response:
LNB has revised the response to the question “Who will bear the cost of soliciting proxies?” in the preliminary proxy statement to provide the disclosure required by Item 4(b)(4) of Schedule 14A.
Annex A
SEC Comment #15:
Please provide the disclosure required by Item 5(b)(1)(vi)-(viii) of Schedule 14A.
Response:
LNB has included a new Annex B to the preliminary proxy statement that includes the disclosure required by Item 5(b)(1)(vi)-(viii) of Schedule 14A.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Other Materials
In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 the statement requested by the staff.
Thank you for your prompt attention to this filing. Should you require any further information from LNB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, Kristofer K. Spreen ((216) 622-8826; kspreen@calfee.com).
Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	Daniel E. Klimas
Thomas F. McKee
Kristofer K. Spreen

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 12, 2008

Attachment 1
Acknowledgement
          In connection with the submission of its response to the comments issued in the staff’s letter of February 8, 2008, LNB Bancorp, Inc. (“LNB”) hereby acknowledges that:
•	LNB is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	LNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LNB Bancorp, Inc.
/s/ Daniel E. Klimas
Daniel E. Klimas
Dated: February 12, 2008	President and Chief Executive Officer LNB Bancorp, Inc.